FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2026 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - March 2026 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 1 Santander adds eight million customers, with revenue up 4%, costs down 3% and underlying EPS increasing 17% Underlying profit for Q1 2026, excluding M&A1, was €3.6 billion, up 12% Net interest income rose 4% and net fee income 6%, driven by higher activity CET1 ratio reached 14.4%, supported by strong organic capital generation and the Poland disposal TNAV plus cash dividend per share up 19% Madrid, 29 April 2026 - PRESS RELEASE • Revenue rose 4% to €15.1 billion, with strong net interest income (NII) and fee growth, due to higher customer activity and volumes across all global businesses2. • Loans and deposits grew 5% and 4%, respectively, in constant euros, reflecting solid commercial dynamics. • Total costs decreased by 3%, reflecting efficiency gains from ONE Transformation, which continued to deliver structural operating leverage, supporting revenue growth while reducing cost-to-serve. • As a result, the efficiency ratio improved to 42.8%, three percentage points lower than a year ago. • Credit quality remained solid, with cost of risk at 1.14%. Other provisions recorded a €207 million gross charge related to motor finance in the UK. • Attributable profit reached €5.5 billion, including a €1.9 billion net capital gain from the Poland disposal. • Underlying return on tangible equity (RoTE) increased 0.5 percentage points to 15.2%. • Santander reiterates its 2026–2028 targets assuming the current updated macroeconomic outlook3. • At the annual general meeting, shareholders approved a final cash dividend of 12.5 euro cents per share, payable on 5 May 2026, bringing the total cash dividend against 2025 results to 24 euro cents, up over 14% year-on-year. Ana Botín, Banco Santander executive chair, said: “We have made a strong start to the year, adding eight million customers year-on-year. Revenue is up 4% and costs down 3%, with ONE Transformation driving consistent quarter-on-quarter improvements in operating leverage. Our geographic and balance sheet diversification, together with disciplined risk management, remain key strengths amid heightened geopolitical uncertainty, enabling us to deliver resilient and profitable growth. Looking ahead, we expect this performance to continue, supported by growth in both total and active customers, while further leveraging our global and in-market scale to transform our operating model. This will support higher profitability and sustained value creation. We reiterate all our targets for 2026 and our three-year plan, based on our current updated macroeconomic outlook.”

Underlying income statement*

EUR million

	Q1'26	Q1'26 vs Q1'25	Q1'26 vs Q1'25 (ex FX, i.e. constant euros)
Total income	15,140	+4%	+6%
Total costs	-6,484	-3%	-1%
Net operating income	8,656	+10%	+11%
Net loan-loss provisions	-3,225	+5%	+6%
Profit before tax	5,029	+7%	+8%
Underlying profit	**3,560**	**+12%**	**+14%**
Non-recurring items	1,895	+700%	+700%
Attributable profit	5,455	+60%	+62%

(*) All references to variations in constant euros include Argentina in current euros. Summary of statutory figures at the end of this press release.

Underlying business performance

All variations are year-on-year unless otherwise stated.

Revenue **€15.1bn** +4%	Underlying profit **€3.6bn** +12%
Efficiency **42.8%** -3.0pp	Underlying RoTE **15.2%** +0.5pp
CoR **1.14%** +2bps	CET1 **14.4%** +1.5pp
Underlying EPS **+17%**	TNAVps + DPS **+19%**

Banco Santander reported a record underlying profit of €3,560 million in the first quarter of 2026, up 12%, driven by the successful ongoing execution of ONE Transformation, including the continued deployment of shared global platforms that enable scalable growth and a lower cost-to-serve. Attributable profit reached €5.5 billion, up 60%, including a €1.9 billion net capital gain following the completion of the sale of Santander Bank Polska in January. Underlying results exclude non-recurring items and perimeter changes, which in this quarter consist of the capital gain from the sale of Poland, providing a consistent view of operating performance and enabling like-for-like comparison between periods[1].

Santander continued to grow its customer base, adding eight million total customers in the last twelve months to reach 176 million, supported by strong commercial momentum and higher customer activity. For example, within Openbank, the digital bank has surpassed one million customers one year after launch in Mexico.

The bank continued to improve profitability and create value for shareholders, achieving an underlying return on tangible equity (RoTE) of 15.2% (+0.5 percentage points), with underlying earnings per share (EPS) up 17%. Tangible net asset value (TNAV) per share plus cash dividend increased 19%, reflecting sustained value creation driven by higher profitability and disciplined capital allocation.

Business volumes remained strong, with loans growing 5% and deposits increasing 4% in constant euros, supported by solid commercial dynamics across all businesses. There were notable increases in mortgages in Retail and auto lending in Openbank, while CIB activity remained solid.

Total revenue increased 4% to €15,140 million, supported by net interest income of €11,019 million (+4%) and net fee income of €3,357 million (+6%), driven by higher customer activity and volumes growth across all global businesses. Overall, the bank's performance reflects the strength of its diversified and scalable business model, with c.95% of revenue linked to customer activity, providing stability despite a more challenging interest rate environment.

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Santander

Total costs decreased 3% to €6,484 million, driven by continued efficiency gains from the execution of ONE Transformation. These efficiencies more than offset inflationary pressures and business growth investments, resulting in positive operating leverage. As a result, net operating income increased 10% to €8,656 million, and the efficiency ratio improved by three percentage points to 42.8%, in line with the structural trend of lower costs and higher revenue.

Loan-loss provisions increased 5% to €3,225 million, leading to a cost of risk of 1.14%, broadly stable year-on-year, reflecting resilient credit quality. Asset quality remains strong, supported by proactive risk management, diversified exposure across countries and segments and solid underlying credit performance. Other results and provisions recorded a €207 million provision related to potential motor finance complaints in the UK.

The CET1 capital ratio increased to 14.4%, up 1.5 percentage points in the last twelve months, supported by strong organic capital generation and the positive impact from the Poland disposal, providing significant flexibility to support growth and shareholder remuneration. Taking into account the expected impacts for the year (mainly the acquisitions of TSB and Webster), the bank is well positioned to meet its target of achieving a CET1 ratio of between 12.8% and 13% by year-end.

Santander continued to deliver attractive shareholder returns, with TNAV plus cash dividend per share up 19%, supported by both earnings growth and capital distributions. On 27 March 2026, the annual general meeting approved a final cash dividend of 12.5 euro cents per share, payable on 5 May 2026. Including the interim dividend of 11.5 euro cents paid in November 2025, total cash dividends against 2025 results increased by 14%.

	Q1'26 delivery	2026 targets
Revenue growth	+6%	Mid-single digit in constant euros
Costs	-1%	Down in constant euros
Underlying profit	€3.6bn	Up vs. €14.1bn in 2025
CET1	14.4%	12.8-13% Operating range: 12-13%
TNAVps + DPS	+19%	At least double digit

Note: YoY changes in constant euros. Targets market dependent. Based on macro assumptions aligned with international economic institutions. Excluding Poland, TSB and Webster in 2025-26. TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025, the €11.50 cent cash dividend per share paid in November 2025 and the €12.50 cent cash dividend approved in March (to be paid from 5 May), all forming part of our shareholder ordinary remuneration policy against 2024 and 2025 results.

In addition, on 3 February 2026, the board approved a second share buyback programme of up to around €5 billion, of which approximately €1.8 billion is against the second half of 2025 results, while €3.2 billion relates to an extraordinary distribution equivalent to around 50% of the CET1 capital generated from the sale of 49% of Santander Bank Polska. The programme[4] keeps the group on track to deliver its target of at least €10 billion in share buybacks across 2025 and 2026[5]. Overall, total shareholder remuneration against 2025 results amounts to c.€7.1 billion, equivalent to approximately 50% of the group's attributable profit, split broadly evenly between cash dividends and share buybacks.

Outlook

Santander reiterates all 2026-28 targets presented last February at the Investor Day, assuming the current updated macroeconomic outlook[3]. 2026 targets include mid-single-digit revenue growth and lower costs in constant euros, higher profits and a CET1 ratio of 12.8-13%. The group expects revenue growth to be supported by continued customer activity, with net fee income growing faster than net interest income, while cost discipline and transformation initiatives will sustain positive operating leverage.

Beyond 2026, Santander expects double-digit revenue growth in constant euros in 2027, positive operating leverage and mid-teen profit growth in constant euros, while maintaining the CET1 ratio above 13%. The group

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also has 2028 targets, including a RoTE above 20%, attributable profit above €20 billion and more than 210 million customers, supported by scale, network effects and continuous improvements in capital productivity.

Global businesses (Q1 2026 vs Q1 2025)

To better reflect the performance of each business, the year-on-year changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report.

	Q1'26	Revenue (€ bn)	Efficiency	Underlying profit (€ bn)	Profitability Q1'26	FY'28 profitability target
	Retail	8.3 +2%	40.5% -2.9pp	2.01 +9%	Underlying RoTE 16.7% +0.4pp	>21%
	Openbank	3.3 +5%	42.8% -1.3pp	PBT ex. Motor Finance 0.75 +15% PBT: -17% Inc. Motor Finance	Operating profitability[1] 15.4% +1.0pp RoTE[2] 8.3%	c.16%
Network businesses	CIB	2.4 +15%	39.6% -4.3pp	0.89 +16%	20.9% +0.6pp	>20%
Network businesses	Wealth	1.0 +5%	36.6% -0.8pp	0.49 +11%	51.4% -9.3pp	>60%
Network businesses	Payments	0.4 +20%	83.6% -10.0pp	0.02 +288%	EBITDA margin 33.4% +4.8pp	c.45%
	Group	15.1 +6%	42.8% -3.0pp	3.56 +14%	Underlying RoTE 15.2% +0.5pp	>20%

Note: YoY changes in constant euros.
Global businesses' RoTEs are adjusted based on Group's deployed capital.
(1) Operating profitability calculated as PBT / Tangible Equity. Excluding the additional provision in UK auto finance (Motor Finance).
(2) Excluding the additional provision in UK auto finance (Motor Finance).

Retail & Commercial Banking's underlying profit grew 9% to €2,009 million, supported by commercial momentum, which drove higher net fee income, alongside disciplined cost control and efficiency gains from the common operating model. Loans grew by 2%, with expansion across most segments, mainly mortgages to individuals, while deposits rose by 5%, reflecting increased activity. ONE Transformation continues to progress at pace, with the customer interaction platform now live in five markets after being deployed in Mexico in Q1. Gravity is ready for rollout in Brazil during 2026. RoTE stood at 16.7%.

Openbank. The global consumer finance business, previously known as Digital Consumer Bank, which includes Santander's digital-first Openbank, was renamed Openbank. In the first quarter, profit before tax would have reached €746 million (+15%) excluding the impact of the increase in provisions related to motor finance in the UK, supported by revenue growth across most markets, both in net interest income and fee income. Underlying profit decreased by 38% to €290 million, impacted by this provision and by the end of tax incentives for electric vehicles in the United States. The efficiency ratio and cost of risk stood at 42.8% and 2.07%, respectively. Loans increased 3%, driven by auto lending in Europe and Latin America, while deposits rose 3%, underpinned by continued focus on funding optimization.

CIB reported an underlying profit of €889 million (+16%), driven by higher net interest income (+37%) maintaining solid revenue (+15%), with strong activity levels across all business lines, particularly in Global Markets amid higher market volatility. The disciplined execution of our strategy, focused on growing advisory and capital-light businesses, further improved profitability, with RoTE at 20.9%, while maintaining a leading efficiency ratio of 39.6%.

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 5 Wealth Management & Insurance, which includes the private banking and insurance & asset management solutions businesses, increased its underlying profit by 11% to €493 million, supported by strong fee growth. Assets under management (AuMs) reached new record levels of €545 billion (+10%), driven by strong net new money in Private Banking (+11% in customer assets and liabilities) and Insurance & Asset Management Solutions (+8% in AuMs). Payments, which brings together the group’s digital payment capabilities and delivers global technology solutions to internal businesses and third-party clients, generated an underlying profit of €20 million, supported by revenue growth, with double-digit net fee income growth, as the business continues to scale its global platforms and expand its integrated payments ecosystem. Getnet’s total payments volume increased 11%; Getnet Platforms (account-to-account and card processing platforms) processed four billion transactions, 10 times more than a year earlier, and Ebury increased its active customers by 32% to over 27,000. Banco Santander is one of the largest banks in the world, with 185,000 employees serving 176 million customers, 3.5 million shareholders and €139 billion market capitalization. 1 Figures are presented on a basis reflecting the changes made to the presentation of the Group’s financial information, effective from the first quarter of 2026 and communicated through Other Relevant Information filed with CNMV on 10 February. Therefore, underlying profit excludes the capital gain generated following the completion of the sale of Santander Bank Polska in January 2026 (recorded in non-recurring items in the first quarter of 2026), as well as the results of Santander Bank Polska in the first quarter of 2025 (recorded in non-recurring items in that quarter). 2 All figures are year-on-year unless otherwise stated. Volumes (lending, deposits) in constant euros. Reconciliation of underlying results to statutory results, available in the ‘Alternative Performance Measures’ section of the financial report at CNMV and at santander.com. 3 Targets market dependent. Based on macro assumptions aligned with international economic institutions. Targets assuming cost of risk stable. 2026 targets are set excluding Poland, TSB and Webster; 2027 targets including TSB and Webster. CET1 ratio targets including all the impacts from inorganic transactions. 4 The current buyback programme has been temporarily suspended between 24 April and 26 May 2026, ahead of Webster’s stockholders’ meeting, at which the acquisition of the US bank by Santander will be voted on, in line with regulatory requirements. 5 The board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and additionally ii) distribute excess capital at the end of the 2026-2028 period to shareholders. From 2027 results on, the ordinary shareholder remuneration policy is expected to comprise around 35% of Group underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. Execution of the shareholder remuneration policy and of the distribution to shareholders of excess capital at the end of the 2026-2028 period is subject to future corporate and regulatory decisions and approvals.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 6 Key consolidated data (from financial report)

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 8 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre- resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo-en-ingles-es.pdf) as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) 2026 first quarter financial report, which was published on 29 April 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results) Forward-looking statements Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 9 • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this document is based solely on information currently available to us and speaks only as of the date on which it is made. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 10 FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http://www.sec.gov. No offer or solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this presentation. By making this presentation available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever. Participants in the solicitation Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Santander’s Annual Report on Form 20-F for the year ending December 31, 2025, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 27, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147826000030/san-20251231.htm, and (ii) Webster’s amendment to its Annual Report on Form 10-K for the year ending December 31, 2025, including under the headings entitled “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on April 24, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133726000011/wbs-20251231.htm. To the extent holdings of each of Santander’s or Webster’s securities by its directors or executive officers have changed since the amounts set forth in Santander’s Annual Report on Form 20-F for the year ending December 31, 2025 and Webster’s amendment to its Annual Report on Form 10-K for the year ending December 31, 2025, such changes have been or will be reflected on Santander’s Annual Report on Form 20-F for the year ending December 31, 2026 and on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this presentation should be taken as a profit and loss forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    29 April 2026 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer